UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September 2009

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: September 24, 2009

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK ANNOUNCES SIGNING OF AGREEMENT FOR THE ACQUISITION
OF SELA – Semiconductor Engineering Laboratories LTD.

MIGDAL HAEMEK, Israel – September 24, 2009 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced the signing of an agreement to acquire the entire share capital of SELA- Semiconductor Engineering Laboratories Ltd. (“SELA”).

SELA is engaged in the development, manufacturing and marketing of automated SEM (Scanning Electron Microscope) and TEM (Transmission Electron Microscope) sample preparation equipment, primarily for the semiconductor industry.

As consideration for the shares, Camtek will pay to SELA’s shareholders contingent future payments in the aggregate amount of up to $9.5 million, based on SELA’s revenues.

SELA, with 26 employees and revenues of $3.8 million and $4.4 million in 2008 and 2007, respectively, has more than 275 systems installed worldwide. Many of these systems are located at world-leading semiconductor fabrication facilities. This, combined with Camtek’s well-established infrastructure in manufacturing, sales, service, R&D and facilities, will allow Camtek to increase its revenues, shorten the time-to-market of SELA’s unique products and further strengthen Camtek’s presence in the semiconductor market.

SELA recently introduced the Xact, the first TEM sample preparation tool using Adaptive Ion Milling (AIM) technology. The AIM technology brings numerous advantages to traditional FIB (Focused Ion Beam) technology by reducing the sample thickness to below 30nm over a large area with high precision and throughput and with superior image quality. This complement of attributes is essential to meet the growing market requirements for nano-scale material analysis, both in the semiconductor segment and in the wider field of advanced material development, including delivery of significantly reduced turnaround times and enhanced productivity. The continuous device shrinking trend and material complexity increases the TEM utilization and consequently increases the served available market for SELA’s Xact sample preparation solutions.

The transaction is expected to be completed during the fourth quarter of 2009 and its completion is subject to the fulfillment of certain closing conditions. There is no assurance that the transaction will be completed.

“This acquisition of SELA is directly aligned with our strategy of further enhancing Camtek’s position and presence in the semiconductor market, enabling us to further expand our offering to this market”, commented Rafi Amit, Camtek’s CEO. “We intend to leverage Camtek’s global infrastructure, sales and support teams, manufacturing and facilities, to service SELA’s existing customer base, while targeting new customers”.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry.

This press release is available at www.camtek.co.il.

Contact Details

CAMTEK LTD.	IR INTERNATIONAL
Mira Rosenzweig, CFO	GK International IR
Tel: +972-4-604-8308	Ehud Helft / Kenny Green
Fax: +972-4-604 8300	Tel: (US) 1 646 201 9246
Mobile: +972-54-9050703
mirar@camtek.co.il

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.